Exhibit 99.3

CURALEAF HOLDINGS, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of and for the Years Ended

December 31, 2022 and 2021

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Amounts in thousands, except share and per share amounts)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the years ended December 31, 2022 and 2021 prepared as of May 1, 2023. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2022 and 2021 (the “Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2022 (the “Annual Information Form”), are available on the Company’s website at www.curaleaf.com, through the SEDAR website at www.sedar.com, or through the EDGAR website at www.sec.gov/edgar. The Company adopted the accounting principles generally accepted in the United States of America (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) as the basis of preparation for the comparative 2022 and 2021 annual financial statements effective for the year-ended December 31, 2022. Previously, the Company’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the period up to and including the nine-months ended September 30, 2022. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of COVID-19 on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurrate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes – 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of our SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the Annual Information Form and the other risk factors described herein.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This MD&A may contain financial outlook information about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. Financial outlook contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any financial outlook contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the financial outlook contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY

Curaleaf is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets in the U.S. and is headquartered in New York, New York. As of December 31, 2022, domestically, the Company had operations in 21 states, operated 145 dispensaries, 29 cultivation sites, and 33 processing sites with a focus on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota, and Pennsylvania. In Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the United Kingdom (“U.K.”) and Germany and licensed medical cannabis distribution in the U.K., Germany, and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England (where it received an ‘outstanding’ rating by the regulator for being well led) and Scotland, enabling the supply of medical cannabis direct to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Italy and Germany.

The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

In order to achieve its strategy, the Company has completed several acquisitions since its formation  and expects to continue to actively pursue other acquisitions, dispositions, and investment opportunities in the future..

The Company is incorporated under the laws of British Columbia, Canada. The Company’s SVS are listed on the CSE under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

On December 30, 2022, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, (File No 333-269109) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

The Financial Statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company, and other entities consolidated other than on the basis of ownership:

	Operations	December 31, 2022	December 31, 2021
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	AL	100%	100%
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
CLF MD Processing, LLC	MD	-	-
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-
Broad Horizon Holdings, LLC	MA	-	-

Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. and internationally. In the U.S., 47 states have legalized some form of legalized cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 21 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed, and product can be sold between jurisdictions.

While the Company seeks to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products, and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its U.S. operations via expansion in three dimensions: (1) acquiring licenses in limited-license markets, (2) increasing presence in current markets, and (3) optimizing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, it may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out. The Company also plans to continue investing internationally, in an effort to expand its vertically integrated presence in major medical markets across Europe, and, as such, position itself to benefit from the potential legalization of adult-use across the continent.

Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses, and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each state.

Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization, and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries, but may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment, and/or lack of enforcement against the respective illicit markets), such as California, the Company intends to optimize its exposure by rationalizing its operations down to an asset-light structure, where its brands can maintain presence through licensing.

International Expansion. The Company believes it is currently the largest vertically integrated operator in the medical markets of Europe, with leading share in certain of its markets, and the broadest overall footprint. The Company will continue to invest in vertical integration across the continent, in the form of licenses, production, medical clinics, brands, and products, in order to grow its current share and position itself to benefit from  the potential legalization of adult-use.

The Company expects acquisition-related costs as well as, marketing and selling expenses to increase as it expands its presence in current markets and expands into new markets, both domestically and internationally. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through the continued expansion.

Operating Segments

The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).

Prior to the first quarter of the year ended December 31, 2022, the Company operated in two segments; Cannabis and Non-Cannabis operations. During the first quarter of 2022, the Company determined that the Non-Cannabis segment no longer represented a reportable segment, and therefore concluded that the Company operated in one segment; the cultivation, production, and sale of cannabis products via retail and wholesale channels.

Following a change in the Company’s Chief Executive Officer during the second quarter of 2022, and the finalization of the change in the Company’s organizational and internal financial reporting structure during the fourth quarter of 2022, the Company determined it is appropriate to report the Company’s results for the following two operating segments, which are also its reportable segments: (i) domestic operations and (ii) international operations. These segments reflect how the Company’s operations are managed, how the CODM allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured.

Domestic Operations

As of December 31, 2022, the Company derives the majority of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2022, over 94% of the Company’s operations are in the U.S. The Company is directly involved (through its subsidiaries) in both the adult-use and medical cannabis industry in the states of Arizona, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Utah, and Vermont ; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

For further details on the Company’s operations in the U.S., see the section “Regulatory Environment: Issuers with United States Cannabis-Related Activities – The U.S. States The Company Operates In, Their Legal Framework and How It Affects Our Business” of this MD&A.

International Operations

In April 2021, the Company completed the acquisition of EMMAC Life Sciences Limited (which has since been renamed Curaleaf International Limited (“Curaleaf International”)), the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the U.K., Germany, Italy, Spain, Portugal, Switzerland, and Malta.

On September 16, 2022, Curaleaf International Holdings Limited (“International Holdings”) completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis.

The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Non cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland, and Germany. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Annual Information Form for more information on the risk the Company’s international operations are subject to.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality, and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market, and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.

In most of the Company’s U.S. and European markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry’s leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing, and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have 473 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content, and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.
•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.
•	Formulation and Quality Control: The Company’s U.S. processing facilities produce across the range of solid, liquid, and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing, and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company’s research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for its licensed businesses.

Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities including Imperial College and Institute for Cancer Research. This program includes in vitro experiments to identify specific ratios of cannabinoids that are best used for treatment of pain, the results of which were published in the Journal of Pain Research.

In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry, through which it performed analyses of the Company’s own branded and manufactured extracted cannabis medicines for treatment of pain in U.K. patients. These showed positive findings and results were presented at the International European General Practice Research Network in Halle, Germany and published in the Journal of Clinical Pharmacology.

The Company has continued to be an industry leader in publishing real world evidence data in Europe. At present, 11 research publications have arisen from the U.K. Medical Cannabis Registry, covering chronic pain, anxiety, autism spectrum disorder, PTSD, depression, inflammatory bowel disease and childhood epilepsy. In addition, the Company has published seven further peer-reviewed research articles, of which six have been published in 2022 which tackle themes of awareness and stigma of medical cannabis. Moreover, this year the Company presented 23 research abstracts across the International Cannabinoid Research Society 2022 conference and two national British meetings, of which 19 contained outcomes from the Registry. Among these included individual analyses of each of the Company’s own branded and manufactured medical cannabis oils and dried flower for the treatment of pain and anxiety. Furthermore, four research abstracts were presented at the 12th International Medical Cannabis Conference 2022, including results on migraine and from a clinical trial in pain. In addition to real world evidence, the Company has published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K., which is strategically important in the future education of patients, public, and healthcare professionals.

Production and Sales

As of December 31, 2022, the Company had 29 cultivation facilities in the U.S. totaling approximately 4.1 million square feet, as well as 33 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.

The Company’s primary method of sales in the U.S. currently occurs through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with all regulations applicable in those U.S. states. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the U.K., Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the U.K., supplying medical cannabis wholesale to several jurisdictions, including Italy and Germany.

Curaleaf aims to expand dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

Curaleaf has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations, and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and confidentiality agreements.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has one federally registered patent with the United States Patent and Trademark Office (“USPTO”) and one pending patent application. Additionally, as of December 31, 2022, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and the Company is actively pursuing the filing of additional trademarks. All federal registered trademarks in the U.S. are subject to renewal ten (10) years from the date of registration. As of December 31, 2022, Curaleaf had 37 state trademark registrations. The Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks registered and pending in various international jurisdictions.

In addition to its patent and trademarks, Curaleaf owned, as of December 31, 2022, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

Competitive Conditions

The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition, and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets there are also a number of illegally operating dispensaries, which serve as competition. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.

For additional details on the competition faced by the Company, refer to the “Risk Factors” section in the Annual Information Form. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, please refer to the “Regulatory Environment: Issuers with United States Cannabis-Related Assets” section in this MD&A. The Company, through International Holdings, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Annual Information Form.

Components of Our Results of Operations

U.S. Operations

Revenue

Retail and Wholesale Revenue

The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute, and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.

Internationally, the Company also derives retail cannabis revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland, and Germany.

Management Fee Income

Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided. This revenue has declined significantly due to the Company ceasing to provide management services for several entities, often as a result of acquiring such entities.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within U.S. state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.

Gross Profit

Gross profit is revenue less cost of goods sold. The Company does not utilize all available capacity as the Company has built operations ahead of current capacity needs with the expectation that the Company will continue to grow and in preparation of market expansion due to the introduction of adult-use in certain U.S. states as well as market growth. The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Domestically, salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market. In European operations, salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses.

Domestically, sales and marketing expenses consist of selling costs to support the Company’s retail stores including branding and marketing expenses, and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening. In Europe, sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of International Holdings medical cannabis products and are focused in two key markets, U.K. and Germany. The Company expects selling costs to increase as more markets come online and patient numbers increase in existing markets.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense), net

Interest income

The Company had notes receivable with various parties that earned interest income.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.

Other income (expense), net

Other income consists of interest expenses related to lease liabilities, gains and losses related to investments, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt, and impairment losses. In international operations, other income primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company as well as gains and losses on the disposal of assets and liabilities.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.

Domestically, as the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code (“Section 280E”), which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA, as defined herein) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information for the years indicated that was derived from our Financial Statements and the respective accompanying notes prepared in accordance with GAAP. See “Results of Operations for the Years ended December 31, 2022 and 2021” herein for additional details.

The selected consolidated financial information set out below may not be indicative of Curaleaf’s future performance:

				Variance
	Year ended December 31,			2022 vs. 2021		2022 vs. 2020
	2022	2021	2020	$	%	$	%
Revenue	$1,336,342	$1,195,987	$626,637	$140,355	12%	$709,705	113%
Cost of goods sold	757,311	626,156	317,006	131,155	21%	440,305	139%
Gross profit	579,031	569,831	309,631	9,200	2%	269,400	87%
Operating expenses	591,403	511,258	314,954	80,145	16%	276,449	88%
Other expense, net	(214,057)	(120,770)	(40,689)	(93,287)	(77)%	(173,368)	(426)%
Income tax expense	(150,502)	(152,445)	(57,767)	1,943	1%	(92,735)	(161)%
Net loss	(376,931)	(214,642)	(103,779)	(162,289)	(76)%	(273,152)	(263)%
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.52)	$(0.29)	$(0.19)	$(0.23)	(79)%	$(0.33)	(174)%

The following tables summarize revenue by segment for the years ended December 31, 2022, 2021 and 2020:

				Variance
	Year ended December 31,			2022 vs. 2021		2022 vs. 2020
	2022	2021	2020	$	%	$	%
Domestic revenues:
Retail revenue	$1,004,959	$854,418	$423,183	$150,541	18%	$581,776	137%
Wholesale revenue	293,693	320,975	163,036	(27,282)	(8)%	130,657	80%
Management fee income	3,256	1,825	40,418	1,431	78%	(37,162)	(92)%
Total domestic revenues	$1,301,908	$1,177,218	$626,637	$124,690	11%	$675,271	108%

				Variance
	Year ended December 31,			2022 vs. 2021		2022 vs. 2020
	2022	2021	2020	$	%	$	%
International revenues:
Retail revenue	$10,220	$5,541	$—	$4,679	84%	$10,220	nm
Wholesale revenue	22,628	12,736	—	9,892	78%	22,628	nm
Management fee income	1,586	492	—	1,094	222%	1,586	nm
Total international revenues	$34,434	$18,769	$—	$15,665	83%	$34,434	nm
nm = not meaningful

The following table summarizes Total assets and Long-term financial liabilities as of December 31, 2022 and 2021:

	As of
	December 31, 2022	December 31, 2021
Total assets	$3,397,919	$3,105,073
Long-term liabilities	1,506,023	1,123,740

KEY QUARTERLY DEVELOPMENTS DURING THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2022

●	During the quarter ended December 31, 2022, the Company added a net of 8 new stores, closing the quarter with 145 retail locations, and serviced 1,860 wholesale partner accounts.
●	On November 14, 2022, the Company unveiled a national rebrand for its Grassroots premium cannabis flower brand.
●	On October 24, 2022, the Company announced the launch of Find, a cannabis flower brand designed to provide consumers with high quality cannabis flower at an accessible price point.
●	On October 5, 2022, the Company completed its acquisition of Tryke Companies (“Tryke”) (dba Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator. Tryke currently owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas.

KEY DEVELOPMENTS SUBSEQUENT TO DECEMBER 31, 2022 AND ON THE HORIZON

●	On April 10, 2023, the Company completed the acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The issuance of the SVS to be issued in consideration for the acquisition will only occur, and will only be priced ten trading days following the release of the Company’s annual financial statements for the year ended December 31, 2022, subject to compliance with securities laws.
●	On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on Monday morning, April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.
●	On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado, and Oregon, as well as the consolidation of their cultivation and processing operations in Massachusetts to a single facility in Webster that will ultimately result in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the ASC 205 held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2022.

●	On January 10, 2023, the Company received a hybrid producer license from Connecticut’s Department of Consumer Protection, and on January 27, 2023, the Company launched adult-use cannabis sales at its dispensary in Stamford, Connecticut.
●	On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) payable by Curaleaf by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes (the “Bloom Notes”) of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million. See Note 20 – Commitments and contingencies in the Company’s Financial Statements for additional details.

RESULTS OF OPERATIONS – CONSOLIDATED

Years Ended December 31, 2022 and 2021

The following table summarizes the Company’s results of operations for the years ended December 31, 2022 and 2021.

			Variance
	Year ended December 31,		2022 vs. 2021
	2022	2021	$	%
Revenues:
Retail revenue	$1,015,179	$859,959	$155,220	18%
Wholesale revenue	316,321	333,711	(17,390)	(5)%
Management fee income	4,842	2,317	2,525	109%
Total revenues	1,336,342	1,195,987	140,355	12%
Cost of goods sold	757,311	626,156	131,155	21%
Gross profit	579,031	569,831	9,200	2%
Gross profit margin	43%	48%
Operating expenses	591,403	511,258	80,145	16%
Income from operations	(12,372)	58,573	(70,945)	(121)%
Other expense, net	(214,057)	(120,770)	(93,287)	(77)%
Income before provision for income taxes	(226,429)	(62,197)	(164,232)	(264)%
Income tax expense	(150,502)	(152,445)	1,943	1%
Net loss	(376,931)	(214,642)	(162,289)	(76)%
Less: Net loss attributable to redeemable non-controlling interest	(6,833)	(8,702)	1,869	21%
Net loss attributable to Curaleaf, Holdings Inc.	$(370,098)	$(205,940)	$(164,158)	(80)%

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

Revenue for the year ended December 31, 2022 was $1,336.3 million, an increase of $140.4 million, or 12%, compared to revenue of $1,196.0 million for the year ended December 31, 2021. The increase in revenue was driven by an increase of $155.2 million in retail revenue, which was partially offset by a decrease of $17.4 million in wholesale revenue. The increase in retail revenue was primarily attributable to organic growth and new store openings in Arizona, Pennsylvania, Florida, Maine, Nevada, New Jersey, and Utah. Additionally, increases in the current year are the result of the inclusion of full year results from the prior year acquisitions and the inclusion of revenues from the acquisitions completed in the current year, as well as the commencement of adult use sales in New Jersey. International operations contributed approximately $15.7 million of the consolidated revenue increase, the Company was able to consolidate a full year of results from the EMMAC acquisition, as well as the current year international acquisitions of Sapphire Medical and Four20. See the “Recent Acquisitions” section herein for additional details on these transactions.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2022 was $757.3 million, an increase of $131.2 million, or 21% compared to cost of goods sold of $626.2 million for the year ended December 31, 2021. The increase in cost of goods sold correlated with the increase in revenue, with additional impact related to retail discounts, wholesale discounts in our investment markets as the Company works to clear through inventory, and additional reserves and write-downs related to inventory rationalization.

Gross Profit

Gross profit for the year ended December 31, 2022 was $579.0 million, or 43% of revenue, compared to $569.8 million, or 48% of revenue, for the year ended December 31, 2021. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold described above.

Total Operating Expenses

			Variance
	Year ended		2022 vs. 2021
	2022	2021	$	%
Salaries and benefits	$223,664	$202,871	$20,793	10%
Sales and marketing	44,609	41,841	2,768	7%
Rent and occupancy	51,511	44,489	7,022	16%
Travel	11,201	7,942	3,259	41%
Professional fees	33,715	39,669	(5,954)	(15)%
Office supplies and services	29,596	29,087	509	2%
Other	53,242	20,738	32,504	157%
Total selling, general, and administrative	447,538	386,637	60,901	16%
Depreciation and amortization	115,848	85,140	30,708	36%
Share-based compensation	28,017	39,481	(11,464)	(29)%
Total operating expenses	$591,403	$511,258	$80,145	16%

Total operating expenses for the year ended December 31, 2022 were $591.4 million, an increase of $80.1 million or 16%, compared to $511.3 million for the year ended December 31, 2021. Total operating expenses represent 44% and 43% of total revenue for the years ended December 31, 2022 and 2021, respectively. The increase in total operating expenses was primarily attributable to the organic and acquisitional growth of the Company during the year ended December 31, 2022, as described in the revenue section above. The Company expanded the number of retail dispensaries from 117 as of December 31, 2021 to 145 as of December 31, 2022 and cultivation sites from 25 in 2021 to 29 in 2022, which increased the level of support staff necessary to run the expanded operations, causing an increase in Salaries and benefits and other operating expenses. Additionally, travel expense was up significantly year over year as the Company returned to a more normal travel schedule as COVID-19 restrictions eased. These increases in operating expenses were partially offset by decreases in share-based compensation and in professional service fees during the period.

Total Other Expense, Net

			Variance
	Year ended December 31,		2022 vs. 2021
	2022	2021	$	%
Interest income	$137	$629	$(492)	(78)%
Interest expense	(59,498)	(52,403)	(7,095)	(14)%
Interest expense related to lease liabilities and financial obligations	(33,832)	(26,109)	(7,723)	(30)%
Loss on impairment	(144,461)	(14,573)	(129,888)	(891)%
Other income (expense), net	23,597	(28,314)	51,911	183%
Total other expense, net	$(214,057)	$(120,770)	$(93,287)	(77)%

Total other expense, net for the year ended December 31, 2022, was $214.1 million compared to $120.8 million for the year ended December 31, 2021. The increase in Total other expense, net of $93.3 million was primarily driven by a $129.9 million increase in Loss on impairment during 2022 (for further details see Note 10 – Goodwill and intangible assets, Note

8 – Property, plant and equipment, net, and Note 9 – Leases in the Company’s Financial Statements), as well as an increase of $7.7 million in Interest expense related to lease liabilities and financial obligations. These losses were partially offset by an increase of $24.0 million as it relates to Gain on investment as the Company recognized a $10 million gain related to a deposit received from Parallel Illinois, LLC that is no longer refundable, as well as $8.2 million in gain on contingent consideration primarily recognized during the acquisition of EMMAC that was deemed to be no longer payable. Further, in the prior year comparable period the Company recognized a $21.4 million loss on extinguishment of debt that was not repeated in the current year.

Provision for Income Taxes

The Company recorded income tax expense of $150.5 million for the year ended December 31, 2022, a decrease of $1.9 million or 1% compared to $152.4 million in the prior year. The decrease was primarily due to deferred tax benefits in the year ended December 31, 2022 associated with certain impairments of intangible assets.

Net Loss

Net loss for the years ended December 31, 2022 and 2021 was $376.9 million and $214.6 million, respectively, which represents an increase in loss of $162.3 million, or 76%. The increase in net loss was primarily driven by a $129.8 million increase in Loss on impairment during 2022 (for further details see Note 10 – Goodwill and intangible assets, Note 8 – Property, plant and equipment, net, and Note 9 – Leases in the Company’s Financial Statements) impacting Total other expense, net, as described above. Additionally, while the organic and acquisitional growth of the Company drove an increase in revenue, it also resulted in an increase in Cost of goods sold, Operating expenses, Depreciation and amortization, lease expense, and Income tax expense.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date, the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, and the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments, and to repay or refinance indebtedness depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections herein for additional details.

As of December 31, 2022, the Company had $163.2 million of Cash and cash equivalents and working capital of $114.3 million (current assets minus current liabilities), compared with $299.3 million of Cash and cash equivalents and $410.4 million of working capital as of December 31, 2021. The decrease of $296.1 million in working capital was primarily due to a decreases in cash on hand and Accounts receivable coupled with increases in Accounts payable, Current portion of notes payable and Accrued expenses, which were partially offset by an increase in Assets held for sale and a decrease in Other current liabilities at December 31, 2022 as compared to December 31, 2021.

The Company is generating cash from asset sales and sale-leaseback transactions, and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475.0 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200.0 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was June 15, 2022.

The net proceeds from the Senior Secured Notes - 2026 were used to extinguish existing indebtedness related to the Credit Facility – 2024, Promissory Note – 2024, and the Term Loan Facility as described above with the remainder, after transaction fees of $4.9 million, to be used for working capital purposes for acquisitions. The transaction was accounted for as a non-substantial debt modification as it relates to the lenders that had previously participated in the Term Loan Facility, Promissory Note – 2024, or the Credit Facility – 2024 and also participated in the Senior Secured Notes – 2026 (the “carryover lenders”). The non-substantial debt modification related to the carryover lenders resulted in the deferral of a debt discount of $12.4 million that is being amortized over the life of the loan, as well as a loss of $1.9 million related to payment of third party debt issuance costs. The extinguishment of the debt, related to lenders that did not carry over their debt, resulted in a loss of $19.3 million, which was comprised of $11.5 million of prepayment penalties, as well as a $7.8 million write-off of the remaining discount and deferred financing costs related to the extinguished debt. The net loss on the transaction was $21.1 million.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

A copy of the Note Indenture is available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar.

Bloom Notes

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million, and matured in January 2023 and will mature in 2024, respectively; each bear interest at the rate of 6% per annum with interest payments due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.

All three notes may be prepaid without penalty.

Equity Offering

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316.9 million, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

Sale-leaseback Transactions

During 2022, the Company completed four sale leaseback transactions with net proceeds of $65.2 million. During 2021, the Company completed three sale leaseback transactions with net proceeds of $32.4 million.

Cash Flows

The following table summarizes the sources and uses of cash for each of the periods presented:

	Year ended December 31,		Variance
	2022	2021	$	%
Net cash provided by (used in) operating activities	$46,401	$(58,280)	$104,681	180%
Net cash used in investing activities	(228,623)	(163,974)	(64,649)	(39)%
Net cash provided by financing activities	50,539	449,119	(398,580)	89%
Net (decrease) increase in cash	$(131,683)	$226,865	$(358,548)	158%

Operating Activities

During the year ended December 31, 2022 operating activities provided $46.4 million of cash while during the year ended December 31, 2021 operating activities used $58.3 million of cash. For the year ended December 31, 2022, cash provided by changes in operating assets and liabilities was driven by increases in Accounts payable and Accrued expenses along with decreases in Inventories consistent with the Company’s inventory management rationalization and strategy in the current year. Receivables due to strong collections, and Other assets. For the year ended December 31, 2021, cash used in operating activities was driven by changes in operating assets and liabilities primarily attributable to an increase in Inventories, Accounts receivable, and Prepaid expenses and other current assets, which were partially offset by decreases in Accrued expenses and Income taxes payable.

Investing Activities

During the years ended December 31, 2022 and 2021, investing activities used $228.6 million and $164.0 million, respectively, of cash. For both years, cash used in investing activities was primarily attributable to payments in purchases of Property, plant and equipment, net along with Acquisition related cash payments (see Recent Acquisitions section below for further details).

Financing Activities

During the years ended December 31, 2022 and 2021, financing activities provided $50.5 million and $449.1 million, respectively, of cash. During the year end December 31, 2022, cash provided by financing activities was primarily due Proceeds from financing transactions related to failed sale leaseback arrangements of $65.2 million. During the year ended December 31, 2021, cash provided by financing activities was primarily attributable to Proceeds from financing agreements, including the $475 million Senior Secured Notes – 2026, issuance of SVS, proceeds from failed sale lease back transactions, and proceeds received for the minority interest investment in International Holdings, which was partially offset by lease liability payments, principal payments on debt and the payoff of debt which included the $50 million Credit Facility – 2024, the $10 million Promissory Note – 2024, and the $300 million Term Loan Facility, and minority buyouts.

Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, and retail dispensaries. Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Consolidated Balance Sheet. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

The Company leases machinery and equipment under leases that are of low-value or short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2022 and 2021 were immaterial.

Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates up to 8% per annum:

Period	Amount
2023	$51,964
2024	57,500
2025	60,000
2026	475,000
2027	7,337
2028 and thereafter	—
Total future debt obligations	$651,801

SUMMARY OF QUARTERLY RESULTS

	Three months ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue	$352,492	$339,726	$333,754	$310,370	$308,675	$315,699	$311,293	$260,320
Cost of goods sold	274,392	177,905	154,894	150,120	161,950	172,673	158,667	132,866
Gross profit	78,100	161,821	178,860	160,250	146,725	143,026	152,626	127,454
Operating expenses	159,634	142,685	149,122	139,962	136,235	143,074	125,142	106,807
Other expense, net	(167,687)	(23,946)	(3,315)	(19,109)	(50,862)	(35,700)	(15,862)	(18,346)
Net loss	(262,749)	(54,156)	(21,762)	(38,264)	(75,500)	(86,538)	(26,043)	(26,561)
Less: Net (loss) income attributable to redeemable non-controlling interest	(2,418)	(2,767)	127	(1,775)	(2,541)	(3,220)	(2,941)	—
Net loss attributable to Curaleaf Holdings, Inc.	(260,331)	(51,389)	(21,889)	(36,489)	(72,959)	(83,318)	(23,102)	(26,561)
Loss per share - basic and diluted	$(0.36)	$(0.07)	$(0.03)	$(0.05)	$(0.10)	$(0.12)	$(0.03)	$(0.04)
Weighted average SVS outstanding - basic and diluted	715,796,271	709,638,533	709,965,526	708,897,273	707,450,310	703,545,262	701,668,932	682,041,420

Organic and acquisitional growth has resulted in higher revenues period-over-period; except between the fourth quarter of 2021 and the first quarter of 2022 when acquisitional growth did not outpace the reduction in wholesale revenue.

RECENT ACQUISITIONS

During the year ended December 31, 2021, the Company completed the following acquisitions or effected change in control in the following entities:

(i)	Q2 2021: EMMAC and Maryland Compassionate Care and Wellness, LLC;
(ii)	Q3 2021: Ohio Grown Therapies, LLC; and
(iii)	Q4 2021: Los Sueños.

During the year ended December 31, 2022, the Company completed the following acquisitions:

(i)	Q1 2022: Bloom Dispensaries; and
(ii)	Q1 2022: Sapphire Medical Clinics Limited (“Sapphire Medical”).
(iii)	Q2 2022: Natural Remedy Patient Center, LLC.
(iv)	Q3 2022: Pueblo West Organics;
(v)	Q3 2022: Four20 Pharma GmbH; and
(vi)	Q3 2022: Broad Horizon Holdings, LLC
(vii)	Q4 2022: Tryke Companies (dba Reef Dispensaries)

Further details on the acquisitions completed during the year ended December 31, 2022 are as follows:

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona, as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. This acquisition strengthens the Company’s production and retail sales capabilities in the Arizona market.

Sapphire Medical

On January 31, 2022, Curaleaf International, a wholly owned subsidiary of International Holdings, completed the acquisition of 100% of the equity interests of Sapphire Medical, a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the U.K. The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the U.K.

NRPC Management, LLC

On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

Broad Horizon Holdings, LLC

During the third quarter of 2022, the Company entered into an agreement with Broad Horizons Holdings, LLC (“BHH”) as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with ASC 810 – Consolidation (“ASC 810”), the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022.

Pueblo West Organics

On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition, for further details see Note 6 – Assets and liabilities held for sale in the Company’s Financial Statements. The acquisition of PWO provided Curaleaf with additional capacity to achieve further vertical integration in Colorado.

Four20 Pharma GmbH

On September 16, 2022, International Holdings completed the acquisition of 55% of the outstanding equity interests of Four20, a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and International Holdings have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date. As of the date of acquisition, the Company determined that it does control the operations of Four20 in accordance with ASC 810, and accordingly began consolidating the results of their operations.

Tryke Companies

On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator. The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Following closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date hereof, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the years ended December 31, 2022 and 2021.

	Related party transactions
	Year ended December 31,		Balance receivable (payable) as of
Transaction	2022	2021	December 31, 2022	December 31, 2021
Consulting fees (1)	$1,269	$733	$—	$—
Travel and reimbursement (2)	382	1,279	—	—
Rent expense reimbursement (3)	(166)	(130)	—	—
Equipment purchases (4)	—	2,726	—	—
Senior Secured Notes - 2026 (5)	879	—	(10,000)	(10,000)
Promissory Note - 2024 (5)	—	2,183	—	—
	$2,364	$6,791	$(10,000)	$(10,000)

(1)	Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.7 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.6 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively.
(2)	Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)	The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.
(4)	The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.
(5)	Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For year ended December 31, 2021, the Company recognized interest expense under the Promissory Note - 2024. For the year ended December 31, 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Key management personnel compensation and other related party expenses for the years ended December 31, 2022 and 2021 are as follows:

	Year ended December 31,
Key management personnel compensation	2022	2021
Short-term employee benefits	$7,129	$4,972
Other long-term benefits	44	43
Share-based payments	13,121	16,325
	$20,294	$21,340

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The Company has implemented all applicable GAAP standards recently issued by the FASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

New Accounting Guidance - Recently Adopted

In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (ASU 2016-13 – Topic 326), Derivatives and Hedging (ASU 2017-12 – Topic 815), and Leases (ASU 2016-02 – Topic 842): Effective Dates, pushing back the effective date of these three ASUs back one year, as well as amending the mandatory effective date for the elimination of Step 2 from the goodwill impairment test (ASU 2017-04 – Topic 350). The mandatory effective date for other filing entities for ASU 2016-13 and ASU 2017-04 is for fiscal years and impairment tests performed beginning after December 15, 2022, respectively, with early adoption permitted. The Company early adopted these two standards as of January 1, 2021, noting an immaterial impact on the overall financial results.

New Accounting Guidance - Not Yet Adopted

The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends, and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in these Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends, or subsequent settlements, and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.

The most significant assumptions and estimates underlying these Financial Statements are described below.

Consolidation

The Financial Statements include the financial position and results of the Company, its wholly-owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after elimination of intercompany transactions and balances.

The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are VIEs. If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 23 - Variable interest entities), or other similar arrangements.

The financial statements of entities in which the Company holds a controlling financial interest are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities.

Accounting for acquisitions and business combinations

Classification of an acquisition as a business combination or asset acquisition can depend on whether the asset acquired constitutes a business, which can be a complex judgment.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are typically the primary intangible asset acquired in business combinations as they provide the ability to operate in each market. The key assumptions used in cash flow projections utilized to value licenses include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets have the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets concerned and any changes in the discount rate applied.

Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. Subsequent changes to the fair value of contingent consideration classified as a liability are measured at each reporting date, with changes recognized through profit or loss.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350 Intangibles – Goodwill and other (“ASC 350”). In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using an income approach discounted cash flow method. Under the income approach, fair value is based on the present value of estimated cash flows. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

The Company operates in two operating segments and 16 reporting units and evaluates goodwill for impairment annually during the fourth quarter or more often when circumstances indicate the carrying value may not be recoverable.

Inventory

In calculating final inventory values, the Company compares the inventory cost to estimated net realizable value. The NRV of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. As a result, the actual amount received from sale of inventories could differ from estimates. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Income taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state, and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Financial Statements.

Assets held for sale

The Company classifies assets held for sale in accordance with ASC 205 – Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 6 – Assets and liabilities held for sale).

COVID-19 estimation uncertainty

The Company is continuing to closely monitor the impact of the COVID-19 pandemic on all aspects of its business. With the increased use and efficacy of vaccines and booster shots, the pandemic’s impact has been diminishing in recent months. As a result, our retail stores have experienced higher foot traffic and our operations have returned to a more normal level. While the emergence of new COVID-19 variants remains a concern, we are closely monitoring the situation and will take necessary steps to ensure the safety of our employees and customers. Future potential developments relating to COVID-19, including the emergence of new variants and/or declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate Internal Controls over Financial Reporting (“ICFR”) and for assessing the effectiveness of ICFR. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Management evaluated the effectiveness of our ICFR as of December 31, 2022, and concluded that material weaknesses existed as of December 31, 2022, and therefore the Company’s ICFR is not effective as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, management performed additional analysis and other post-closing procedures.  Identified material weaknesses include:

●	Control Environment: The control environment, which is the responsibility of senior management, helps set the tone of the organization, influences the control consciousness of its officers and employees, and is an important component affecting how the organization performs risk management, financial analysis, accounting, and financial reporting. The Company did not maintain an effective control environment primarily attributable to the following identified material weaknesses:
o	Ineffective control environment to ensure adherence by the Company’s employees to the Company’s Business Conduct and Ethics Code. This resulted in communication failures of relevant facts necessary for the accounting group to properly conclude on transactions which led to incorrect accounting treatment of certain wholesale revenue transactions.
o	The Company did not have sufficient personnel with an appropriate level of knowledge, experience, and training commensurate with the complexity of the transactions and the financial reporting requirements.
●	Controls pertaining to Wholesale Revenue: Controls pertaining to wholesale revenue were not sufficiently designed or implemented to reasonably assure the accurate recording of wholesale revenue in the correct reporting periods, and in accordance with relevant accounting standards.
●	Information Technology Controls: Certain IT controls for security and administration of key IT systems did not operate effectively throughout the year. Specifically, (i) periodic user access reviews of roles and permissions were not performed sufficiently throughout the period for certain key IT systems, (ii) certain key IT systems were not logically restricted between business and IT administration access privileges, resulting in improper segregation of duties for certain business processes, and (iii) removal of access that is no longer needed was not performed in a timely manner.

●	Inventory Controls: Controls were not effectively documented and maintained to verify that the existence of all inventories subject to physical inventory counts were correctly counted. The Company’s process for compiling and communicating inventory data to ensure accurate reporting in our financial statements was not effective, including inadequate verification for completeness and accuracy of key reports and spreadsheets used to review and monitor inventory balances.

Remediation of Identified Material Weaknesses

Management, with oversight from the Audit Committee, is continuing remediation measures related to material weaknesses identified. The Company has implemented a robust plan, which includes:

●	Conducting on-going training for operational personnel on physical inventory count processes and procedures and developing centralized monitoring of the completion of these counts.
●	Implementation of an ERP system that enhances the Company’s inventory management capabilities, mitigating risk for both the inventory process and the IT environment.
●	Centralizing the provisioning and monitoring of ITGCs within the IT function, including implementation of single sign on capabilities on all capable systems.
●	Making enhancements to the Service Desk system and user access review processes, inclusive of training security administrators on access provisioning, access removal protocols, and approval protocols.
●	Conducting on-going training and instruction to accounting, legal and sales staff to enhance their understanding of relevant U.S. accounting principles with regard to, among other things, review and approval of significant revenue transactions.
●	Beginning a process of independently reviewing wholesale transactions to make sure they are captured and accounted for correctly.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

The previously disclosed material weaknesses led to the restatement of our financial statements for the years ended December 31, 2021, the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022. As described below, while management has developed and implemented certain remediation actions to address the material weaknesses, further actions are still ongoing or have not been implemented for a sufficient amount of time to test and conclude on the effectiveness of the remediation actions as of December 31, 2022. As a result, the material weaknesses continue to be present as of December 31, 2022. Management has reported to the Audit Committee the status of these remediation actions. These control deficiencies could have resulted in other misstatements in financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that might not have been prevented or detected.

PKF O’Connor Davies, LLP, an independent registered public accounting firm, has audited the Company’s effectiveness of ICFR for the year ended December 31, 2022, and has issued an adverse opinion.

Changes in ICFR

Other than the material weaknesses identified above, and measures described below to remediate the material weaknesses previously identified, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation Status of Previously Reported Material Weaknesses

The Company previously disclosed material weaknesses in internal control over financial reporting as of December 31, 2021.  The Company has implemented various initiatives to address the previously reported material weaknesses in internal control over financial reporting. During the year ended December 31, 2022, the Company completed the testing necessary to conclude as to whether the following material weaknesses were remediated. Some of our key remedial initiatives included:

Material Weakness	Control Enhancement or Mitigant	Remediation Status
Controls over Non-Routine Transactions and Appropriate Segregation of Duties

The Company has implemented organizational enhancements including (i) hiring additional personnel with requisite knowledge and experience to review complex accounting transactions and ensure appropriate segregation of duties, (ii) engaging third-party specialists to assist in evaluating complex accounting transactions when necessary, and (iii) providing training for personnel to enhance their knowledge of U.S.  GAAP and Internal Controls.

Remediated
Information Technology General Controls

The Company has made enhancements to the ITGC environment including (i) hiring additional personnel with requisite knowledge and experience to mitigate risk within the IT environment, (ii) implementation of policies and procedures necessary to mitigate risk in the IT environment, and (iii) began the process of centralizing the management of all IT systems.

The Company recognizes there are inherent limitations to its ability to implement certain controls as it relates to seed-to-sale systems utilized for inventory management and is in the process of implementing an Enterprise Resource Planning (“ERP”) system that will mitigate related IT and inventory management risks.

In Process
Complex Spreadsheet Controls – Biological Assets

The Company began accounting in accordance with U.S. GAAP for the year ended December 31, 2022. Accordingly, the complex spreadsheets related to the valuation of biological assets are no longer applicable.

Remediated

Limitations on Effectiveness of Controls

The Company’s disclosure controls or ICFR may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of error or fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and international expansion, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation of the material weaknesses.

SUMMARY OF OUTSTANDING SHARE DATA

The Company had the following securities issued and outstanding as of April 28, 2023:

Securities	Number of Shares
Issued and Outstanding:
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	624,690,061
Restricted Share Units	2,876,924
Stock Options	21,897,247

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, and long-term debt. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets, and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable, and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15 and December 15 of each year during the term of the notes; the first of which was paid on June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes are each $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, COVID-19 estimation uncertainty in the Company’s Financial Statements.

Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of December 31, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time nor does the Company believe that any additional steps are necessary to mitigate currency risk at this time due to the relative stability of the foreign currencies the Company transacts in as well as the immateriality of the foreign currency transactions.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost, which typically do not change unless there is a modification to an underlying agreement. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those U.S. states where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, , sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities

As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.

Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual audited consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with GAAP based on consolidation principles.

U.S. Federal Overview

The Controlled Substances Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical

121 U.S.C. 812(b)(1).

component of cannabis that does not contain the intoxicating properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, 47 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 21 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.

2Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment will remain in effect through the fiscal year, which ends September 30, 2023. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. It is unclear when these agencies would complete their respective reviews nor is it clear whether the reviews would result in any change in the classification of marijuana.

On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).

The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

The CAOA failed to pass the 117th Congress.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives would have decriminalized and de-scheduled cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on April 1, 2022, but was not taken up in the Senate before the end of the 117th Congress.

There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but still awaits action from the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is

5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the Controlled Substance Act, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.7 However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota; the legalization of adult-use in South Dakota was later nullified by state courts for procedural reasons. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly. In the 2022 election cycle, voters in Arkansas, North Dakota and South Dakota rejected ballot measures aimed at legalizing recreational use of cannabis while in two other states, Maryland and Missouri, votes approved measures legalizing cannabis for adult use.

The results of the 2022 Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the CAOA, the SAFE Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the Republicans, who have tended to be less supportive than Democrats of federal cannabis reforms, took control of the United States House of Representatives, which could impact the prospects for cannabis reform legislation.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for additional details.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. The Company believes that neither regulatory action will have a material impact on its operations in either state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of two vice presidents, Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.

In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the operations of the Company and the Company.

The U.S. States The Company Operates In, Their Legal Framework and How It Affects Our Business

The chart below depicts (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use, and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.

Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state, and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.

All of the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol (“CBG”). The Company has a 74,000 square foot processing/handling facility in Lexington.

	Medicinal	Adult-use		Processing	Cultivation	Square	Permitted Products
State	Legalization	Legalization	Dispensaries	Facilities	Sites	Feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	4	4	219,488	X(1)	X	X	X(4)	X
CA	1996	2016	-	2	-	-	X(2)	X	X	X	X
CO	2000	2012	2	1	3	2,195,475	X	X	X	X(5)	X
CT	2012	2021	4	1	1	60,000	X(1)	X	X	-	X
FL	2014	-	55	2	3	460,772	X(2)	X	X	X	X(3)
IL	2013	2019	10	1	1	125,000	X	X	X		X
ME	1999	2019	5	2	1	126,800	X(1)	X	X	X	X
MD	2013	2023	4	1	1	55,000	X(2)	X	X	X(7)	X
MA	2012	2016	4	2	2	157,000	X(1)	X	X	X	X
MI	2008	2018	3	1	-	-	X(1)	X	X	-	-
MO	2018	2022	-	1	-	-	-	-	X	-	-
NV	2013	2016	7	3	3	164,244	X(1)	X	X	X	X
NJ	2010	2020	3	2	2	153,150	X(1)	X	X	X(7)	X(3)
NY	2014	2021	4	1	1	72,000	X(2)	X	X	X(7)	X
ND	2016	-	4	1	1	33,000	X	-	X	X(3)	X
OH	2016	-	2	1	1 Level 1	30,000	X(1)	X	X	-	X
OR	1998	2014	1	2	1	37,000	X(1)	X	X	X	X
PA	2016	-	18	2	2	125,000	X(2)	-	X	-	-
UT	2018	-	1	2	1	90,000	X	X(6)	X	X	X
VT	2004	2022	2	1	1	13,000	X	X	X	X	X

(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical use only
(5)	In select areas
(6)	With limits
(7)	Permitted, however Curaleaf dispensaries do not offer home delivery at this time

Arizona

Arizona Licensing Scheme

Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and processing and cultivation sites can be used by third party companies. Arizona does not recognize third party companies and although they operate, the ultimate responsibility for compliance falls on the license holder themselves. As of December 31, 2022, there were 140 operating dispensaries.

Arizona Medical Patient Requirements

For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, post-traumatic stress disorder (“PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”), and seizures, including from epilepsy.

As indicated in the chart above, all categories of product are allowed to be sold as either adult use or medical except for edibles over 100-mg THC per package, which must be sold to medical patients only. Adult use edibles cannot be more than 10mg THC per serving or 100mg THC per package. AZDHS determines whether a product is either adult use or medical at the time of dispensing so an adult use cultivation facility can make products that can be sold as medical through a dispensary as long as it meets the same requirements for medical.

Arizona Recent and Proposed Legislation

Recently proposed legislation currently under review in Arizona includes H2260: Medical Marijuana; Medical Conditions, which would expand the listing of qualified medical conditions to obtain a medical card; H2545: Marijuana: Social Equity Ownership Licenses, which would prohibit holders of a social equity ownership marijuana establishment license from transferring such license within the first 10 years of issuance; H2792: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana; H2828: Department of Marijuana Regulation, which establishes the Arizona Department of Marijuana Regulation (“ADMR”) for the purpose of administering the Arizona Medical Marijuana Act and status governing the responsible adult use of marijuana; and, S1715: Hemp-Derived Manufactured Cannabinoids; Prohibition, which excludes "hemp-derived manufactured psychotropic cannabinoids” from the definition of “marijuana” and “marijuana products” and adds such to the definition of “usable marijuana”.

California

California Licensing Scheme

California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue; however, some jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration; however, California does define specific cultivation license types by canopy size.

California Medical Patient Requirements

Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).

California Recent and Proposed Legislation

On October 6, 2021, California Governor Gavin Newsom signed Assembly Bill 45 (“AB 45”) into law. AB 45 permits the manufacture and sale of products that contain hemp derived CBD including foods, beverages, dietary supplements, cosmetics, and pet products. Under AB 45, the California Department of Public Health (“CDPH”) will serve as the primary regulator of hemp derived CBD products. The CDPH has three primary requirements to manufacture and sell hemp products in California: (1) possess a license or registration for your specific commodity (such as processed food registration); (2) obtain an Industrial Hemp Enrollment and Oversight (IHEO) authorization for each commodity; and (3) comply with CDPH law, such as the Sherman Food, Drug and Cosmetic law and the 2018 Farm Bill. The DCC plan to integrate industrial hemp into the cannabis supply chain remains to be released and approved.

California Operations

As per the Company's press release from January 6, 2023, in an effort to streamline the business, the majority of the Company’s operations in California are being proactively closed beginning in 2023.

Colorado

Colorado Licensing Scheme

Colorado’s licensing body is the Marijuana Enforcement Division (“MED”). The market is divided into medical and retail (adult-use) classes of which there are the following types of licenses: cultivation, stores, delivery, hospitality, operators, manufacturers, testing facilities, and transporters. Regulators in Colorado have not placed a limit on the number of licenses and as of December 31, 2022, there were 670 adult use stores licenses and 395 medical store licenses issued.

Colorado Medical Patient Requirements

For both medical and retail operations, an owner of three to five cultivations must own at least one store, an owner of six to eight cultivations must own at least two stores, and an owner of nine to eleven cultivations must own at least three stores. Cultivations have plant count limits, divided by tiers. Medical stores have flower inventory limits based on the number of patients assigned or the number of sales in prior month (whichever is greater).

For medical card holders, acceptable diagnoses include any “condition for which a physician could prescribe an opioid.” Specific conditions may include, but are not limited to: autism spectrum disorder, cachexia, cancer, chronic pain, chronic nervous system disorders, glaucoma, HIV or AIDS, nausea, persistent muscle spasms, PTSD, and seizures.

Beginning January 1, 2022, medical patients under 21 were restricted to purchasing no more than two grams of concentrate per day and will need two physicians from different practices to approve their medical cards. Limits on the potency of purchased concentrate can also be established by the physician’s recommendation.

Colorado Operations

As per the Company's press release from January 6, 2023, in an effort to streamline the business, the majority of the Company’s operations in Colorado are being proactively closed beginning in 2023.

Connecticut

Connecticut Licensing Scheme

The Connecticut Department of Consumer Protection (the “DCP”) is responsible for licensing and regulating both medical and adult-use cannabis establishments in Connecticut. The market is divided in the following types of licenses: retail, cultivation, production, and bakery. There is currently no limit on the number of licenses available and one license grants the applicant one site (retail, cultivation, production, or bakery). As of December 31, 2022, there were 18 operational dispensaries. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.

Connecticut Medical Patient Requirements

For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson’s Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn’s Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders, and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment, and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.

Connecticut Recent and Proposed Legislation

Effective July 1, 2021, adult-use was legalized in Connecticut. There are 14 different cannabis license types and registrations issued by the DCP that fall into the following categories: growing, manufacturing, sales, delivery and transportation, and individual licenses and registrations. Applications for licenses became available on February 3, 2022. Each municipality must approve zoning to allow for cannabis establishments including retailers and micro-cultivators. Municipalities also have the authority to establish restrictions, make zoning updates, and collect certain tax. The provisional license does not allow an adult-use cannabis establishment to commence operations until all final license requirements are met. As of December 31, 2022, the DCP approved 25 provisional retail licenses. Retail sales of adult-use cannabis commenced in Connecticut on January 10, 2023.

Florida

Florida Licensing Scheme

Florida’s licensing body is the Department of Health Office of Medical Marijuana Use (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.

Florida Medical Patient Requirements

For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification, and chronic non-malignant pain.

Illinois

Illinois Licensing Scheme

Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (“IDFPR”) for retail, and Illinois Department of Agriculture for cultivation/processing. The main classes of licenses include retail, cultivation, craft growers, infusers, and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of December 31, 2022, there were 114 adult use operational dispensaries.

Illinois Medical Patient Requirements

For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury, and patients with valid opioid prescriptions.

Illinois Recent and Proposed Legislation

In June 2019, Illinois legalized adult-use cannabis pursuant to the Cannabis Regulation and Tax Act (the “IL Act”). Effective January 1, 2020, Illinois residents 21 years of age and older may possess up to 30 grams of cannabis (nonresidents may possess up to 15 grams). The IL Act authorizes IDFPR to issue up to 75 Conditional Adult-Use Dispensing Organization licenses before May 1, 2020 and an additional 110 conditional licenses during 2021. No person may hold a financial interest in more than 10 dispensing organizations. Existing medical dispensaries were able to apply for an “Early Approval Adult-use Dispensing Organization License” to serve adult purchasers at an existing medical dispensary or at a secondary site. The IDFPR also held an application period for Conditional Adult-Use Cannabis Dispensary Licenses from December 10, 2019 through January 2, 2020. On September 3, 2021, the IDFPR announced the results of the lotteries to award 185 conditional adult-use dispensing licenses. On June 23, 2022 a corrective lottery was conducted for up to 75 additional licenses. As of December 31, 2022, 185 conditional licenses have been issued.

Kentucky

Kentucky Licensing Scheme

Kentucky’s hemp program was introduced in 2013 when the Kentucky state legislature passed Senate Bill 50, “An Act Relating to Industrial Hemp.” The program is regulated by the Kentucky Department of Agriculture. The market is divided into two main classes of licenses: growers, and processor/handlers. As of July 2020, there were 970 licensed growers, and 170 licensed processor/handlers.

Curaleaf holds a hemp processor/handler license in Kentucky and leases a 74,000 square foot facility in Lexington. This industrial scale manufacturing facility distributes hemp-derived products, mainly cannabinoids such as CBD and CBG, at wholesale quantities to certain Curaleaf licensed medical cannabis facilities in other states, as permitted by applicable federal and state regulations. In addition, this facility serves as a centralized hub for key equipment and supplies to support Curaleaf’s national operations. During the early onset of the Covid-19 pandemic, the facility also produced and distributed hand sanitizer to Curaleaf facilities across the U.S.

Kentucky Recent and Proposed Legislation

On November 15, 2022, Kentucky Governor Andy Beshear issued two different Executive Orders. The first order effectively permits persons in Kentucky to possess the greater of the amount of marijuana that may be lawfully purchased in another state in which medical marijuana is permissible but in no event more than eight ounces so long as the person has a written medical certification from a licensed medical provider in either Kentucky or the person’s home state establishing that the person suffers from one of the enumerated conditions in the Executive Order. The second order followed a decision in August from a Kentucky Circuit court in which the court held that delta-8-THC derived from Kentucky hemp is itself legally compliant hemp under Kentucky law. In the Executive Order, the Governor Beshear declared that delta-8-THC is not a controlled substance under either federal or state law and directed state agencies to implement and enforce state regulations around delta-8-THC.

Maine

Maine Licensing Scheme

Maine’s licensing body is the Department of Administrative and Financial Services Office of Cannabis Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation and manufacturing (one license grants one dispensary, cultivation or manufacturing facility). As of December 31, 2022, there were 114 adult use dispensaries in operation.

Maine Medical Patient Requirements

For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.

Maryland

Maryland Licensing Scheme

Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory, and ancillary business. Each issued license is associated with one facility. As of December 31, 2022, there were 102 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license, and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.

Maryland Medical Patient Requirements

For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.

Maryland Recent and Proposed Legislation

On November 8, 2022, Maryland voters, through a public ballot initiative, approved the legalization of adult-use cannabis. As of July 1, 2023, it will be legal for adults 21 and older to use cannabis and possess up to 1.5 ounces. Retail sales are not expected to begin until 2024..

Massachusetts

Massachusetts Licensing Scheme

Massachusetts’ licensing body for medical and adult-use is the Cannabis Control Commission. The market is divided into the following types of licenses: retail, cultivation, production manufacturing, testing laboratory, transporter, research, and delivery. Each issued license is associated with one facility and as of December 31, 2022, there were 243 operational

Medical Treatment Centers (“MTCs”). No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three MTCs.

Massachusetts Medical Patient Requirements

For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn’s disease, Parkinson’s disease, and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient’s healthcare provider.

Michigan

Michigan Licensing Scheme

Michigan’s licensing body for both medical and adult-use is the Cannabis Regulatory Agency. The market is divided into the following types of licenses: Grower Class A, Grower Class B, Grower Class C, processor, provisioning center (retail), Safety Compliance Facility, and secure transporter.

Michigan Medical Patient Requirements

For medical use, acceptable diagnoses include: cancer, glaucoma, HIV Positive, AIDS, hepatitis C, ALS, Crohn’s Disease, Agitation of Alzheimer’s Disease, nail patella, PTSD, Obsessive Compulsive Disorder, arthritis, rheumatoid arthritis, spinal cord injury, colitis, inflammatory bowel disease, ulcerative colitis, Parkinson’s Disease, Tourette’s Disease, autism, chronic pain, cerebral palsy, a chronic or debilitating disease or medical condition or its treatment that produces one or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures (including but not limited to those characteristic of epilepsy); or severe and persistent muscle spasms (including but not limited to those characteristic of MS).

Missouri

Missouri Licensing Scheme

Missouri’s licensing body is the Missouri Department of Health and Senior Services (“DHSS”). The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, and testing facility. As of December 31, 2022, there were 192 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Facilities must be majority owned (>50%) by natural persons who have been residents of Missouri for at least one year. No more than three cultivation, no more than three manufacturing, and no more than five dispensary licenses shall be issued to any entity under substantially common control, ownership, or management.

Missouri Medical Patient Requirements

For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease, and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia, and wasting syndrome.

Missouri Recent and Proposed Legislation

On November 8, 2022, Missouri voters approved a constitutional amendment to allow for the legalization of adult use cannabis. On December 8, 2022, existing medical license holders will be permitted to apply to switch their business to adult use. DHSS must take action on those applications within 60 days but anticipates doing so prior to the deadline as soon as the agency has rules in place. The first adult-use retail sales are expected to occur in early 2023.

Nevada

Nevada Licensing Scheme

Nevada’s licensing body for medical and adult-use is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, production, distribution, dispensary/retail, and testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of December 31, 2022, there were 99 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.

The licensing round for consumption lounge licenses was held from October 14, 2022 through October 27, 2022. Once granted, a license cannot be moved outside of that local jurisdiction. There are currently no active licensing rounds or planned rounds. Additionally, there is no set limit on size/structure, each facility is individually assessed and approved by the CCB and the applicable local jurisdiction. The Company submitted the initial Consumption Lounge licensing application and is awaiting notification of whether the Company has been awarded a prospective license. If awarded a prospective license the Company will have 120 days to complete additional documentation required to proceed to the suitability portion of the application process. There are a total of 40 Retail-Attached licenses possible. 20 Retail-Attached applications were received by the CCB. There are another 20 Independent licenses possible, of which 10 are designated for Social Equity applicants.

Location limits per Nevada Revised Statutes (“NRS”) are as follows: The physical address where the proposed medical cannabis establishment will be located and the physical address of any co-owned additional or otherwise associated medical cannabis establishments, the locations of which may not be within 1,000 feet of a public or private school that provides formal education traditionally associated with preschool or kindergarten through grade 12 and that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB, within 300 feet of a community facility that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB or, if the proposed medical cannabis establishment will be located in a county whose population is 100,000 or more, within 1,500 feet of an establishment that holds a nonrestricted gaming license. CCB approval is required for all actions including transfers of interest, ownership, and management service agreements. Each issued license is associated with one facility.

Nevada Medical Patient Requirements

For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.

New Jersey

New Jersey Licensing Scheme

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. As of December 31, 2022, the market consisted of cultivation, manufacturing, retail, and delivery licenses. Cultivation facilities have a 150,000 square foot limit on canopy size and one license grants access to one facility. As of December 31, 2022, there were 23 operational medical dispensaries. Adult use sales began on April 21, 2022. Edibles are currently allowed, but exclude baked goods.

New Jersey Medical Patient Requirements

For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.

New York

New York Licensing Scheme

New York’s licensing body, the Office of Cannabis Management (“OCM”) approves entities to operate as “registered organizations” under the Compassionate Care Act, as amended by the Marihuana Regulation and Taxation Act (“MRTA”). Each registered organization is vertically integrated and can operate one cultivation/processing facility and up to four dispensaries.

Licenses under New York’s medical cannabis program are valid for two years from the date of issuance and registered organizations are required to submit a renewal application not more than six months nor less than four months prior to expiration. Registered organizations must ensure that no medical cannabis product is sold, delivered, transported or distributed by a producer from or to a location outside of New York. As of December 31, 2022, there were 40 operational dispensing facilities.

New York  Medical Patient Requirements

On January 24, 2022, the OCM announced the launch of a new Medical Cannabis Program certification and registration system expanding the existing medical cannabis program. Moving forward, the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis.

New York Recent and Proposed Legislation

On November 21, 2022, the New York Cannabis Control Board released draft regulations implementing the Adult-Use Cannabis program as contemplated by the MRTA. Among these regulations were specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult-use market. Of note, registered organizations are prohibited from applying for a retail sales license until three years after adult-use sales have commenced. These draft regulations are subject to a 60-day public comment period following its date of publication in the New York State Register. The draft regulations were published in the Register on December 14, 2022.

The Cannabis Control Board also issued the first of its Conditional Adult Use Retail Dispensary licenses, designated for justice-involved applicants, to 36 groups or individuals.

North Dakota

North Dakota Licensing Scheme

The licensing body is the North Dakota Department of Health, Medical Marijuana Division (“NDDOH”). The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility.

The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring, and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. Additional subcategories of cultivation only and manufacturing licenses only were established in October 2022. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.

North Dakota Medical Patient Requirements

For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer’s disease or related dementia; Crohn’s disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.

North Dakota Recent and Proposed Legislation

On November 8, 2022, North Dakota voters rejected an adult-use program via initiated ballot measure.

Ohio

Ohio Licensing Scheme

Ohio’s licensing bodies are the Department of Commerce (grow/processing) and the Board of Pharmacy (dispensary). The market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of December 31, 2022, there were 60 operational dispensaries.

Ohio Medical Patient Requirements

For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.

Oregon

Oregon Licensing Scheme

Oregon’s recreational licensing body is the Oregon Liquor and Cannabis Commission and medical licensure is overseen by the Oregon Health Authority (“OHA”). Neither licensing body has set a limit on the number of licenses able to be issued. Recreational license classes include producer, processor, wholesale, laboratory, retail, and research certificate, while medical licenses are issued for growers, processors, dispensaries, physicians, and laboratories.

Nearly 90% of licensed medical growers in Oregon grow for only one patient, and there are a total of two medical dispensaries in the state. No medical processor in the state has applied for a new license or renewed an existing license since 2018.

Oregon Medical Patient Requirements

For medical card holders, acceptable diagnoses include cancer, glaucoma, a degenerative or pervasive neurological condition, HIV/AIDS, PTSD, a medical condition or treatment for a medical condition that produces one or more of the following: cachexia (a weight-loss disease that can be caused by HIV or cancer), severe pain, severe nausea, seizures, including but not limited to seizures caused by epilepsy, and persistent muscle spasm, including but not limited to spasms caused by MS.

Though organizations may hold licenses to produce products for both the recreational and medical markets, medical and recreational products may not be sold out of the same retail location. Possession and daily sale limits, as well as maximum allowable cannabinoid concentrations by product, are higher for medical patients than recreational consumers.

Oregon Recent and Proposed Legislation

The Oregon Health Authority has recently proposed an amendment to state marijuana and hemp testing and laboratory accreditation standards that, if passed, will have a significant impact on compliance testing for medical and adult-use cannabis and hemp-derived products.

Oregon Operations

As per the Company's press release from January 6, 2023, in an effort to streamline the business, the majority of the Company’s operations in Oregon are being proactively closed beginning in 2023.

Pennsylvania

Pennsylvania Licensing Scheme

Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A grower processor license allows for three dispensaries permits, dispensary licenses allow three locations, and a clinical registrant allows six dispensary licenses. A pharmacist is required to be available for all dispensaries and as of December 31, 2022, there were 168 operational dispensaries.

Pennsylvania Medical Patient Requirements

For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn’s disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity, and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington’s disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson’s disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; terminal illness; and Tourette’s syndrome.

Utah

Utah Licensing Scheme

Utah’s medical only market is overseen by two cannabis regulatory bodies: the Utah Department of Health and Human Services oversees retail and home delivery functions, while the Utah Department of Agriculture oversees cultivation and processing. There are currently no new licenses available, although Changes of Ownership (not sale of license) are permitted. There is no requirement for vertical integration, although in the most recent request for proposal for a new pharmacy license, companies with vertical cultivation and processing were given priority. License classes include pharmacy (retail), cultivation, processing and home delivery. A pharmacist must review all orders before release at point of sale.

Utah Medical Patient Requirements

For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans

Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care;· a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.

Vermont

Vermont Licensing Scheme

Vermont’s licensing body is the Cannabis Control Board. The current adult-use program licenses include: cultivation, products manufacturing, wholesale, retail, and testing labs. The adult-use program allows for vertical integration, but licensees are not allowed to hold more than one of any type of license. The first recreational dispensaries in Vermont opened in October 2022.

Under the adult-use legislation, plants may be designated as adult-use or medical at time of harvesting. License applications for current medical vertically integrated dispensaries, small cultivators, and testing labs to participate in the adult-use program began May 1, 2022. The proposed rules have largely been finalized.

Vermont Medical Patient Requirements

For medical card holders, acceptable diagnoses include cancer, MS, HIV or AIDS, glaucoma, Crohn’s disease, Parkinson’s disease, PTSD (requires the Mental Health Care Provider Form), and a medical condition that produces one or more of the following symptoms may also qualify: wasting syndrome, chronic pain, severe nausea, or seizures.

Vermont Operations

As of June 30, 2022, the Company’s operations in Vermont were designated as held-for-sale.

RISK FACTORS

A discussion of the risk factors to which Curaleaf is subject is presented in the section entitled “Risk Factors” of the Company’s Annual Information Form, which section is incorporated by reference herein. The Annual Information Form is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under the Company’s profile. See the section entitled “Forward-Looking Statements” on page 2 of this MD&A for a discussion of risks associated with forward-looking statements contained herein.

The risks and uncertainties outlined in the Annual Information Form and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should evaluate carefully the following risk factors associated with the Company’s securities described in the Annual Information Form, along with the risk factors described elsewhere in this MD&A.